

March 24, 2009

Via U.S. Mail and Facsimile

Kene Ufondu
Chief Executive Officer
Dove Energy Inc.
Western Corp. Business Centre, Suite 700
205 5th Avenue, SW,
Calgary, Alberta
Canada T2P 2V7

> **Re:** **Dove Energy Inc.**
> **Amendment No. 3 to Registration Statement on Form 20-F**
> **Filed March 12, 2009**
> **File No. 0-53479**

Dear Mr. Ufondu:

We have reviewed your amended filing and your response letter dated March 12, 2009 and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F/A-3 Filed March 12, 2009

General

1. Please file an updated consent to be dated as close as practicable to the effective
    date of the registration statement on Form 20-F, in the same manner as a 1933 Act
    registration statement.

Engineering Comments

General

2. We have reviewed your response to prior comment six of our letter dated
    February 18, 2009. It does not appear that you have included the information
    previously requested regarding average sales price per unit of oil and gas
    produced or the average production cost (lifting cost) per unit of production.
    Therefore, we re-issue our prior comment number six.

3. We have reviewed your response to prior comment seven of our letter. It does not
    appear that you revised your document in response to our comment regarding
    disclosing gas production in cubic feet as you stated. Therefore, we re-issue our
    prior comment seven.

Dove Energy Property, Bow Island Alberta, page 26

4. We have reviewed your response to prior comment nine of our letter. It does not
    appear that you revised your document in response to our comment regarding not
    disclosing reserve classifications other than proved as you stated. We note that
    you continue to disclose recoverable reserves for these properties. Rule 4-10(a)
    of Regulation only allows the disclosure of proved reserves. Therefore, we re-
    issue our prior comment nine.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under

Kene Ufondu
Dove Energy Inc.
March 24, 2009
Page 3

the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jennifer O'Brien at (202) 551-3721 or, Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. You may contact Jim Murphy, Petroleum Engineer at (202) 551-3703 with any questions on the engineering comments. Please contact Sean Donahue at (202) 551-3579 or, Mike Karney at (202) 551-3847 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Elton F. Norman (301) 588-4887
       Sean Donahue
       Mike Karney
       Jim Murphy
       Jill Davis
       Jennifer O'Brien